Exhibit F
UNOFFICIAL ENGLISH TRANSLATION
Annex Q
SIDE LETTER FORMAT
SIDE LETTER DATED [•], 2011, ENTERED BY AND BETWEEN FERNANDO GERARDO CHICO PARDO (“FCP”), CORPORATIVO GALAJAFE, S.A. DE C.V. (“CORPORATIVO”) AND INVERSIONES Y TÉCNICAS AEROPORTUARIAS, S.A. DE C.V. (“ITA”, AND JOINTLY WITH FCP AND CORPORATIVO, THE “PARTIES”)
We make reference to: (i) the stock purchase agreement subject to a precedent condition (the “SPA”) entered as of November 7, 2011, by and between FCP and Promecap, S.A. de C.V., in their capacity as sellers, and Grupo ADO, S.A. de C.V. (“ADO”) in its capacity as purchaser, regarding the 100% (one hundred percent) of the stock capital of Corporativo, directly, and 49% (forty nine percent) of the representative shares of the capital stock of ITA, indirectly; and (ii) the shareholders agreement (the “Shareholders Agreement of ITA”) entered as of the abovementioned date, by and between FCP, Corporativo and ITA, regarding certain agreements over the corporate government of ITA, as well as the future option for the acquisition by Corporativo of 1% (one percent) of ITA.
In connection with ITA’s participation in the capital stock of Grupo Aeroportuario del Sureste, S.A.B., de C.V. (“ASUR”), and the special corporate rights to which pursuant to ASUR’s by-laws ITA is entitled to, FCP and Corporativo passed the following agreements which indirectly refer to ASUR and, therefore, the parties hereby are obliged to comply with the following obligations:
1.
Relevant Matters. To resolve any of the following matters, the unanimous affirmative vote of each of the directors of ITA in a duly installed board of directors meeting pursuant to ITA’s by-laws, or the assistance and affirmative vote of the 100% (one hundred percent) of the representative shares of the capital stock of ITA in a general shareholders meeting, duly installed pursuant to ITA’s by-laws, within the competence of each of the abovementioned corporate bodies:

(i)	Any mergers or splits of ITA;

(ii)	The adoption of any resolution to dissolve and liquidate ITA or other procedure of insolvency, or for the judicial administration of ITA;

(iii)
Amendments or termination, for any reason, of (a) the Technical Assistance Agreement, entered as of December 19, 1998 by and between ITA, ASUR, Servicios Aeroportuarios del Sureste, S.A. de C.V. and Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A.

de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., y Aeropuerto de Villahermosa, S.A. de C.V. (jointly, the abovementioned companies and ASUR, the “Airport Group”); (b) the Participation Agreement, entered as of December 18, 1998, by and between the Federal Government of the United Mexican States, through the Ministry of Transportation and Communications, the Airport Group and ITA; (c) the Trust Agreement entered as of December 18, 1998, by and between ITA in its capacity as settlor-beneficiary, ASUR in its character as second place beneficiary and Banco Nacional de Comercio Exterior, S.N.C. División Fiduciaria in its capacity as trustee; (d) the General Guidelines for the Investment in the Mexican Airports System, published as of February 9, 1998, in the Official Federal Gazette; (e) the announcement for the acquisition of the share certificates representative of the capital stock of ASUR, Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., and Aeropuerto de Villahermosa, S.A. de C.V.; and (f) the Rating Formulary for the interested people to participate in the announcement for the acquisition of the share certificates representative of the capital stock of ASUR dated June 29, 1998, as well as any other document related to the privatization of the Mexican airport system and with the acquisition of the share certificates representative of the capital stock of ASUR or other document of the abovementioned privatization in which ITA is a party;

(iv)	The exercise the right of veto of ITA in the General Shareholders Meetings of ASUR pursuant to the by-laws of the latter;

(v)
Instruction to the members of the Board of Directors of ASUR appointed by ITA in regards to the appointment or removal of (i) the CEO of ASUR, (ii) half of the first level officials of ASUR, and (iii) any member of the Comité Operativo, of the Comité de Nominaciones y Compensaciones and of the Comité de Adquisiciones y Contratos and the alternates to such members which the directors appointed by ITA are entitled to appoint or remove;

(vi)	Appointment or removal of the CEO of ITA and the determination of its annual salary, in the event, the shareholders meeting of ITA unanimously resolved to create the position of CEO for ITA;

(vii)	Appointment or removal of the statutory examiner and of the auditors of ITA;

(viii)
Any type of transfer of the (alienate, sell, transfer, assign, donate or any other way to dispose of) Shares different from the allowed transfers to an affiliate. Affiliate shall be understood as: (a) in connection to any person, which is not an individual, this is any other company, association, firm, trust, organization without legal capacity, Authority or other entity, which controls, is controlled or which is under the joint control, of the controlling companies of such Person. In connection with individuals, it means the spouse, the ascendants, descendants in direct line and the consanguinity and affinity relatives up to the second degree and the heirs of such Persons, or any other Person under the guardianship of any of the latter. Likewise, “Control” means the direct or indirect possession, or the authority to determinate or cause to determinate, the administration and policies of an entity, whether it is through the possession o property of securities, quotas or participation with voting rights, by means of an agreement or in any other manner, and to be “Control”, to “Controlled” or being “Controlled” have the same meanings;

(ix)	Sell or alienation of Shares of ASUR property of ITA;

(x)
The way in which the voting rights of the shares of ASUR property of ITA will be exercised in connection with the approval of the development master program, the business plan and the investments plan for ASUR and any amendments to the latter, in the event such points are mentioned in the general shareholders meeting of ASUR;

(xi)	Approval and modification of the financial budgets, investments and plans, and of the audited annual financial information of ITA;

(xii)
Proposals for the amendment of the by-laws of ITA including any increase or decrease of capital stock, contributions for future capital stock increases or modifications, of any type, to the capital stock;

(xiii)	Investments made by ITA which amounts exceeds $500,000.00 (Five hundred thousand dollars 0/100) in other companies or business including ITA’s;

(xiv)	Any agreements entered by and between ITA and any party and/or any Affiliate of the parties;

(xv)
Execution, amendment and termination of any services agreement which amount exceeds $500,000.00 (Five hundred thousand dollars 0/100) or its equivalent in any other currency which were not provided in the agreed business plan or budget or if the latter are amended;

(xvi)
The execution of loans or funding agreements by ITA for an amout equal or superior to $500,000.00 (Five hundred thousand dollars 0/100) or its equivalent in any other currency or granting guaranties under those agreements.

(xvii)
Granting loans to third parties or granting guaranties, endorsments or other similar in regards to obligations of third parties, including, but not limited to, ASUR, Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., y Aeropuerto de Villahermosa, S.A. de C.V., Caribbean Logistics, S.A. de C.V., Cargo RF, S.A. de C.V. y Cancún Airport Services, S.A. de C.V., and Servicios Aeroportuarios del Sureste, S.A. de C.V.

(xviii)	The beginning or ratification of any relevant legal proceeding by ITA, including the filing of any lawsuit before Mexican or foreign authorities.

(xix)
The way in which the shares property of ITA will be voted in the following companies ASUR, Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., y Aeropuerto de Villahermosa, S.A. de C.V., Caribbean Logistics, S.A. de C.V., Cargo RF, S.A. de C.V. y Cancún Airport Services, S.A. de C.V., and Servicios Aeroportuarios del Sureste, S.A. de C.V., in which ITA haves a participation and that were adjourned as applicable pursuant to their by-laws or the Applicable Law, to vote any of the issues mentioned in sections (i) through (xviii) of this side letter.

The Shareholders of ITA recognize and agree that this Side Letter is a “shareholders agreement” under, and for, the purposes set forth in section VI of Article 16 of the Stock market Mexican Law.
The validity, interpretation and performance of this Agreement will be subject to the Mexican laws.
The Parties agree that any dispute arising from this Agreement, whether it is in regards to its validity, interpretation, meaning, performance, effect, enforcement or termination, will be subject in first place to a negotiation procedure between the Parties, whom for such purposes will appoint a first level officer of their business group with the authority to take decisions, which represent their interests during the negotiation. The officers appointed by each Party will have a term of 15 (fifteen) days to try to solve the dispute, such term can by extended by mutual agreement between the Parties. The term shall start from the moment in which a Party notifies in written to the other Party its intention to submit a dispute to the negotiation process, in such notification it will be notified the name of the officer which will be representing the interests of the latter. Within such 15 (fifteen) days the notified party shall appoint its officer and communicate such appointment in writing to the other party. The representative officers of each party can have the counsel of advisors and/or consultants.
If, after the 15 (fifteen) days term, or its extension as set forth in the paragraph above, expires, and the dispute between the Parties has not been resolved, including the term in which the required Party has not appoint its officer, the dispute shall be resolved by means of an arbitration, pursuant to the Arbitration Provisions of the National Chamber of Commerce of Mexico City as applicable in such date (“Canaco Provisions”).
The arbitration tribunal will be integrated by 3 (three) arbitrators. One arbitrator shall be appointed by the Sellers, the other arbitrator by the Purchaser and the third arbitrator shall be appointed by the 2 (two) previously appointed arbitrators. If within a term of 15 (fifteen) Business Days from the appointment of the last of the 2 (two) first arbitrators, the third arbitrator has not been appointed by the 2 (two) first arbitrators, then the third arbitrator shall be appointed by the National Chamber of Commerce of Mexico City pursuant to the Canaco Provisions.
The arbitration will take place in Mexico City, Federal District, Mexico. The arbitration procedures will be carried out in Spanish language and all the writes and documents, whether proofs or not, shall be filed in Spanish language.
The arbitration procedure set forth in this Clause will be the only way to solve any disputes between the Parties. The arbitration award will be definitive, it shall not be appealed and it will be enforceable to the Parties, and it can be filed, by any Party, before any competent court for its execution and the Parties hereby expressly submit to the jurisdiction of such court solely for the purposes of having the arbitration award executed and any other award issued pursuant to this letter. In such execution action, notwithstanding where it was initiated, non of the Parties shall seek to invalidate or modified the decision of the arbitrators or invalidate or avoid in any other way the procedures set forth in this Clause. The arbitration fees and the expenses related to the arbitration procedure will be paid by the Parties in the proportions set forth in the applicable award.
The parties hereby agree with the terms and conditions set forth in this side letter, and therefore the parties execute this letter as a signal of their approval and agreement.

Fernando Gerardo Chico Pardo

Corporativo Galajafe, S.A. de C.V.

Name:	[•]
Position: Attorney-in-fact

Inversiones y Técnicas Aeroportuarias, S.A. de C.V.

Name:	Fernando Gerardo Chico Pardo
Position: Attorney-in-fact